Citigroup Global Markets Holdings Inc.

Guaranteed by Citigroup Inc.

5 Year Autocallable S&P 500 Futures 7% Intraday Edge Volatility TCA 2% Decrement Index (USD) ER Notes

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500 Futures 7% Intraday Edge Volatility TCA 2% Decrement Index (USD) ER (Ticker: SPXI7EV2)
Pricing date:	April 30, 2026
Valuation dates:	April 30, 2027, May 1, 2028, April 30, 2029, April 30, 2030 and April 30, 2031 (the "final valuation date")
Maturity date:	May 5, 2031
Automatic early redemption:	If on any valuation date prior to the final valuation date the closing value of the underlying is greater than or equal to the applicable premium threshold value, the notes will be automatically redeemed for $1,000 plus the applicable premium
Premium:	At least 9.25% of the stated principal amount per annum*
CUSIP / ISIN:	17332VFY5 / US17332VFY56
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Underlying return:	(final underlying value - initial underlying value) / initial underlying value
Return amount:	• If the final underlying value is **greater than** the initial underlying value: $1,000 × underlying return × upside participation rate • If the final underlying value is **less than or equal to** the initial underlying value: $0
Upside participation rate:	100%
Payment at maturity (if not autocalled):	$1,000 + return amount (if any) If the notes are not automatically redeemed prior to maturity and the final underlying value is less than or equal to the initial underlying value, you will be repaid your stated principal amount at maturity but will not receive any premium or return amount. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per note
Pricing supplement:	Preliminary Pricing Supplement dated March 30, 2026

* The actual premium applicable to each valuation date prior to the final valuation date will be determined on the pricing date.

**Assumes that the premium applicable to each valuation date prior to the final valuation date will be set at the lowest value indicated in this offering summary.

***Assumes the notes have not been redeemed prior to maturity.

Hypothetical Payment at Automatic Early Redemption**

Valuation date on which the underlying exceeds the applicable premium threshold value	Premium threshold value	Premium
Year 1	100.50% of the initial underlying value	9.25%
Year 2	101.00% of the initial underlying value	18.50%
Year 3	101.50% of the initial underlying value	27.75%
Year 4	102.00% of the initial underlying value	37.00%

If the closing value of the underlying is not greater than or equal to the applicable premium threshold value on any valuation date prior to the final valuation date, then the notes will not be automatically redeemed prior to maturity and you will not receive a premium.

Hypothetical Payment at Maturity***



$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
Payment at Maturity per Security
$1,000.00 Stated Principal Amount
$1,000.00 Stated Principal Amount plus Return Amount
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Underlying Return
The Notes
The Underlying

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and 333 - 293732 - 02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Selected Risks • You may not receive any return on your investment in the notes . • The notes do not pay interest. • Your potential return on the notes in connection with an automatic early redemption is limited. • Your return on the notes depends on the closing value of the underlying on only the valuation dates. • The term of the notes may be as short as one year . • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • Sale of the notes prior to maturity may result in a loss of principal. • The estimated value of the notes on the pricing date is less than the issue price. For more information about the estimated value of the notes, see the pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. • The underlying is likely to underperform the S&P 500® Index over any period in which the S&P 500® Index appreciates. • The underlying may perform poorly if it is not consistently successful in increasing exposure to the Underlying Futures Index in advance of increases in the Underlying Futures Index and reducing exposure to the Underlying Futures Index in advance of declines. • The underlying may experience significantly greater volatility than its volatility target. • The underlying’s intraday trend - following mechanism may not be effective. • The underlying’s overnight mean - reversion mechanism may not be effective. • The underlying may perform poorly in temporary market downturns. • The underlying may be adversely affected by a “decay” effect. • The Underlying Futures Index is expected to underperform the S&P 500® Index because of an implicit financing cost. • The performance of the underlying will be reduced by notional costs and by a decrement of 2% per annum. • The decrement of 2% per annum may reduce the annual return of the underlying by more (and possibly significantly more) than 2%. • The negative impact of notional costs on the annual return of the underlying may be greater than the absolute amount by which notional costs reduce the value of the underlying. • The manner in which the underlying measures underlying volatility may not be effective. • The underlying has limited actual performance information. • An affiliate of ours participated in the development of the underlying. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement, product supplement and index supplement for a more complete description of risks relating to the notes.